UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)*

VIVINT SMART HOME, INC.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

928542109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Solamere V Investment, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,825,773
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,825,773

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,825,773
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.19%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 208,728,450 shares of Class A common stock, par value $0.0001 per share, outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

1.	Names of Reporting Persons Solamere Capital Fund II, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,825,773
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,825,773

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,825,773
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.19%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 208,728,450 shares of Class A common stock, par value $0.0001 per share, outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

1.	Names of Reporting Persons Solamere Capital Fund II GP, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,825,773
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,825,773

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,825,773
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.19%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 208,728,450 shares of Class A common stock, par value $0.0001 per share, outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

1.	Names of Reporting Persons Solamere Group, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,825,773
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,825,773

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,825,773
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.19%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 208,728,450 shares of Class A common stock, par value $0.0001 per share, outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021.

Item 1(a).	Name of Issuer

Vivint Smart Home, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

4931 North 300 West
Provo, Utah 84604

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Solamere V Investment, LLC (“Solamere V”)

(ii) Solamere Capital Fund II, LP (“Solamere Capital”)

(iii) Solamere Capital Fund II GP, LP (“Solamere GP”)

(iv) Solamere Group, LLC (“Solamere Group”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

137 Newbury Street, 7th Floor
Boston, Massachusetts 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number

928542109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

☐ (a) a broker or dealer registered under Section 15 of the Exchange Act.

☐ (b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐ (c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐ (d) an investment company registered under Section 8 of the Investment Company Act.

☒ (e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐ (f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐ (g) a parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).

☐ (h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐ (i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐ (j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐ (k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of Class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Solamere V directly holds 10,825,773 shares (the “Shares”) of Common Stock of the Issuer, or 5.19% of the outstanding shares of Common Stock of the Issuer, based on 208,728,450 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on November 15, 2021.

Solamere Capital is the managing member of Solamere V. Solamere GP is the general partner of Solamere Capital and Solamere Group is the general partner of Solamere GP. Solamere Group is controlled by its managing members, being Taggart M. Romney, Eric F. Scheuermann, and Spencer J. Zwick. Any action by Solamere Group with respect to the Issuer or the Issuer’s securities held by the Reporting Persons, including voting and dispositive decisions, requires at least a majority vote of the managing members. Under the so-called “rule of three,” because voting and dispositive decisions are made by at least a majority of the managing members, none of the managers is deemed to be a beneficial owner of the Issuer’s securities held by the Reporting Persons. The filing of this Statement shall not be construed as an admission that any of the aforementioned is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

SOLAMERE V INVESTMENT, LLC

BY: SOLAMERE CAPITAL FUND II, LP
ITS: MANAGING MEMBER

BY: SOLAMERE CAPITAL FUND II GP, LP
ITS: GENERAL PARTNER

BY: SOLAMERE GROUP, LLC
ITS: GENERAL PARTNER

By:	/s/ Eric. F. Scheuermann
Name: Eric. F. Scheuermann
Title: Managing Member

SOLAMERE CAPITAL FUND II, LP

BY: SOLAMERE CAPITAL FUND II GP, LP
ITS: GENERAL PARTNER

BY: SOLAMERE GROUP, LLC
ITS: GENERAL PARTNER

By:	/s/ Eric. F. Scheuermann
Name: Eric. F. Scheuermann
Title: Managing Member

SOLAMERE CAPITAL FUND II GP, LP

BY: SOLAMERE GROUP, LLC
ITS: GENERAL PARTNER

By:	/s/ Eric. F. Scheuermann
Name: Eric. F. Scheuermann
Title: Managing Member

SOLAMERE GROUP, LLC

By:	/s/ Eric. F. Scheuermann
Name: Eric. F. Scheuermann
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 12, 2021 by and among Solamere V Investment, LLC, Solamere Capital Fund II, LP, Solamere Capital Fund II GP, LP, Solamere Group, LLC (incorporated by reference to Exhibit A to that certain Schedule 13G filed on February 12, 2021 by the Reporting Persons with the Securities and Exchange Commission).